# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LIMITED, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,413,151; shared voting power 0; sole dispositive power 6,413,151; shared dispositive power 0; aggregate amount beneficially owned 6,413,151 (14.8% of the class)
  Comment: Calculated based on 43,243,165 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LIMITED
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 3 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Reporting Person with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on July 31, 2025 ("Amendment No. 1") and Amendment No. 2 thereto filed on September 30, 2025 ("Amendment No. 2" and collectively with the Original Schedule 13D, Amendment No. 1 and this Amendment, the "Current Schedule 13D"). Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 and Item 5(c) of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

On November 24, 2025, the Reporting Person submitted a non-binding proposal (the "Proposal") to the board of directors of the Issuer to acquire all of the issued and outstanding Shares not already owned by the Reporting Person for a cash consideration of US$20.60 per share (the "Proposed Transaction").

The proposed price represents:

- a 15% premium to the closing price of the Shares on November 21, 2025;
- a 21% premium to the closing price of the Shares on July 17, 2025, the date of the initial disclosure of the Reporting Person's ownership of Shares; and
- a 23% premium to the volume-weighted average price of the Shares for each of the 30-day and 90-day periods ending November 21, 2025;

In addition, Diana's offer is in-line with the 10-year high price for the Shares. The Proposal would allow the Issuer's shareholders to receive immediate value in cash at a premium to the historical trading price for the Shares without being subject to market or industry risk.

A copy of the Proposal is attached as Exhibit C to this Amendment and incorporated herein by reference.

The Reporting Person has engaged DNB Bank and Nordea to lead the financing for the Proposed Transaction and is confident in its ability to secure a total of $1,102,000,000 in debt financing to pay in full the purchase price for the Shares that the Reporting Person does not own, to refinance the Issuer's existing outstanding indebtedness and to pay transaction fees and expenses. In that connection, DNB Bank and Nordea have delivered to the Reporting Person a letter expressing their high confidence that the structuring and syndication of such debt financing can be accomplished by them.

Based on its knowledge of the shipping industry, the Reporting Person does not believe that there will be any regulatory impediment to the Proposed Transaction. The Proposed Transaction would not be subject to any financing condition or approval of the Reporting Person's shareholders.

The Proposal is non-binding, and no agreement, arrangement or understanding between the Reporting Person and the Issuer relating to the Proposal, the Proposed Transaction, or any other transaction currently exists or will be created until such time as a definitive agreement has been executed and delivered. The Reporting Person may at any time amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposal, including the price or the conditions of the Proposed Transaction; or take action to facilitate or increase the likelihood of consummation of the Proposed Transaction.

The Proposed Transaction would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction involving the Issuer, a change in the present board of directors or management of the Issuer, the termination of the registration of the Shares under the Securities Act of 1934 and the delisting of a class of securities of the Issuer from the New York Stock Exchange. The Reporting Person may, at any time and from time to time, formulate other plans or proposals regarding the Issuer and the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with the submission of the Proposal to the Issuer, the Reporting Person issued the Press Release attached as Exhibit D to this Amendment, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 6,413,151 Shares, constituting approximately 14.8% of the total outstanding Shares of the Issuer. This percentage is based on an aggregate of 43,243,165 Shares outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q and filed with the SEC on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Person has the sole power to vote or direct the vote of 6,413,151 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: The Reporting Person made no purchases of Shares in connection with the circumstances giving rise to the filing of this Amendment. The Reporting Person previously acquired beneficial ownership of 2,121,859 Shares on September 29, 2025, as previously reported on Exhibit B to Amendment No. 2 and filed with the SEC on September 30, 2025.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers (incorporated by reference to the Schedule 13D filed by the Reporting Person with the SEC on July 17, 2025).

Exhibit B: Information with Respect to Transactions Effected in the Last 60 Days (incorporated by reference to the Schedule 13D/A filed by the Reporting Person with the SEC on September 30, 2025).

Exhibit C: Proposal Letter, dated November 24, 2025, from the Reporting Person to the Board of Directors of the Issuer.

Exhibit D: Press Release, dated November 24, issued by the Reporting Person.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (11/24/2025)